Housebook, Inc

3607 Massachusetts Avenue N.W   Washington ,   DC   20016

Offering

Target Funding Reqest	Max. Funding Request	Deadline Date	# of Days to deadline
$ 100,000	$ 1,000,000	01/31/2017	90

Price Per Share of stocks	# of Shares To Be Sold	# of Shares Related to the Max. Funding Request	Total # of Shares issued
$ 1	100,000	1,000,000	10,000,000

Voting Right	Will Dividends Be Paid	# of Employees	Equity Valuation of This Company
Yes	Yes	5	$ 10,000,000

Investors	Investment Committed	% of Target Request
0	$0	0.00%

Our Business

HouseBook (HB) Inc. was incorporated in Washington, DC as a C corporation in January 2016. HB has developed a 3D software platform, with a pending U.S. patent, for public safety and facility management. The platform can be used to display exit routes, water pipe, fire alarms, and electricity layouts of a building in 3D graphs in real time. The platform has been used on public work facilities, buildings, and other facilities. Users have been experiencing benefits of visualizing the entire building in 3D graphs as well as in real time. The software platform is developed by implementing HB's 3D Map and Routing APIs, engine, and 3D editor. The platform is an excellent tool for emergency preparedness, reporting, notification and responses, damage assessment and emergency debrief. For facility management, the platform can be used to report exact locations of water pipe leakage, electricity outage and fire alarms initiated, as well as where exit routes have been blocked.

Market

Market. HB expects that the 3D platform would have a huge market and the demand would be strong. That is because the HB's 3D platform is unique and the leader in 3D graph application. HB believes that its 3D platform is far more advanced than any software product on the market

Competitors

HB believes that none of competitor has a product or platform either with similar capabilities or used in application. The HB's 3D software platform leads at least 3 to 5 years ahead of any competitor. To keep the HB's leading position in this market niche, HB expects to devote more efforts in marketing and sales while continuing to develop new features for the platform.

Revenue, Cost, Profit, and Forecast

HB expects to receive payments from the current customers within 6 months or less. HB also expects that revenue will grow from $2 million in the first full year of operation to $5 million in two or three years. HB expects to be profitable and will be able to distribute dividends to investors about 6 months after receiving payments from the current customers.

Use of Investment Funds

HB will use the investment funds in the following areas: (1) retaining 1 existing technical professional, who has been working on a part-time basis, to full-time status and (2) promoting marketing and sales efforts with at least 1 full-time employee devoted to marketing. Any investment funds exceeding the target funding will be used for hiring additional technical and marketing professionals, and purchasing other related intellectual property rights.

Financial Conditions

HB has a limited history of operation. The funding request is important to the HB's operation and will be supplemental to the revenue. Without the funding support, HB will be limited in hiring full-time marketing and technical staff to expand the market reach for the 3D app. Once the funds are raised, HB anticipates to use funds immediately and to be profitable, which is the first financial milestone. HB will rely on the revenue generated from sales and the funds raised

Funds Received from Crowdfunding or Other Exempt Offering in Past 3 Years

None

Other Debts

None

Stock Related Issues (e.g., impact of issuing additional shares, restriction of transfering stock or dividend distribution)

Expected dividend payments within 6 months after receiving the first payment from the current clients. If the maximum funding request of 1 million dollar is reached, the investors will own 10% of the company's total stocks.

Class and Terms of Securities and Limitations on Voting Right

Only one class of common stocks issued with unlimited voting rights.

Other Issues Related to Equity

None

Related Party Transactions

None

Annual Report Filing

The Regulation Crowdfunding (Reg CF) requires a company to file annual report after receiving funds. Because HB is a new company and is in the process of raising funds, it is

Annual Report Filing

The Regulation Crowdfunding (Reg CF) requires a company to file annual report after receiving funds. Because HB is a new company and is in the process of raising funds, it is not required to file annual report yet. HB will file and/or terminate filing annual report as required by the Reg CF.

Predecessor Failed Report Filing

None

Material Information Disclosure

None

Disqualified Events

None

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration

Risks associated with Housebook, Inc

Risks: Although HB has two customers and expects them to make payment within 6 months or less, they may delay or decide not making payment for reasons out of HB's control. Investors may lose their investment made to HB and may not get dividends as expected if HB cannot generate expected revenues.

Financial disclosure

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	0.0	0.0
Cash & Cash Equivalents	0.0	0.0
Accounts Receivable	0.0	0.0
Short-term Debt	0.0	0.0
Long-term Debt	0.0	0.0
Revenues / Sales	0.0	0.0
Costs of Goods Sold	0.0	0.0
Taxes Paid	0.0	0.0
Net Income	0.0	0.0

View the Company's Website to See More Info	Read Form C filed with the SEC for Other Disclosures
http://www.housebookinc.com	Form C
Financial Statements	**Artical (or Certificate) of Incorporation**
(Download)	(Download)

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Notes:

(1) This company's financial statements can be viewed after a user logs in.

(2) Investors will be notified when the target funding request is reached.

(3) If the sum of the investment commitments does not equal or exceed the amount of target funding request, at the deadline specified above, no securities will be sold and investment commitments will be cancelled and committed funds will be returned.

(4) Investors may cancel an investment commitment until 48 hours prior to the deadline specified in the business plan above, and if an investor does not cancel an investment commitment before the 48-hour period prior to the deadline, the funds will be released to the company upon closing of the funding request when the amount of investment commitments equals or exceeds the target funding request and the investor will receive securities in exchange for his or her investment.

(5) If an investor does not reconfirm his or her investment commitment within five business days of receiving a notice after a material change is made to the business plan above, the investor's investment commitment will be cancelled and the commitment funds will be returned.

(6) Read the Regulation Crowdfunding to learn the restrictions on selling (or reselling) the securities bought through this funding portal.

Officers and Major Stock Holders in: Housebook, Inc

Name	Title	% of Stock Held[*]	Current Year Occupation	Current Year Employer	One Year Ago Occupation	One Year Ago Employer	Two Years Ago Occupation	Two Years Ago Employer
Yanli Gong	President/CEO	90.00%	Exec Ofice	HouseBook, Inc	CEO	Sycarmore Enterprise Soul	CEO	Sycaremore Enterprise Soul

(*) Note that the percentage of stock held indicates the status of the issuer's current holding prior to selling stocks to investors